Exhibit 99.1

Press Release

RedHill Biopharma Announces Positive New Data with
Opaganib for Nuclear Radiation Injury

Positive in vivo results from a new study of opaganib in radiation-induced hematologic and renal toxicity reaffirms opaganib’s potential protective impact on hematological and kidney function following total body irradiation (TBI)
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These new preclinical results are consistent with recently published, U.S. government funded, in vivo efficacy data suggestive of opaganib’s potential as a nuclear radiation injury therapeutic for homeland security medical countermeasures (MCM)
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Opaganib is an oral, highly stable, novel small molecule pill potentially suitable, if approved, for central stockpiling by governments against mass casualty nuclear radiation incidents
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Following prior FDA guidance specific to opaganib, and subject to further FDA guidance, development of opaganib as a homeland security nuclear medical countermeasure is expected to follow the Animal Rule under which human efficacy studies may not be required
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Opaganib, if approved, may be eligible for a medical countermeasure Priority Review Voucher
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Discussions regarding further support and pathway to potential approval have been initiated with
U.S. and other governments
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Development continues for COVID-19, other pandemic preparedness antiviral indications and oncology, strongly positioning opaganib as a pipeline-in-a-product

TEL AVIV, Israel and RALEIGH, NC, November 17, 2022, RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today announced positive in vivo results from a new pre-clinical study evaluating the effects of opaganib1 on radiation-induced hematologic and renal toxicity, undertaken by RedHill and its partner Apogee Biotechnology Corporation (“Apogee”). The results, suggesting that opaganib exerts a protective impact on key hematological and kidney function parameters following total body irradiation (TBI), are consistent with recently published U.S. government-funded in vivo opaganib data2 and are further supportive of opaganib’s planned development under the Animal Rule for nuclear radiation protection.

Lynn W. Maines, PhD., Apogee’s VP of Research, said: “These results, as well as the established scientific understanding that disruption of S1P production reduces damaging pathologic inflammation, further support the hypothesis that opaganib’s inhibition of SK2, and subsequent reduction S1P production, suppresses Heme-ARS and kidney damage by lethal total body irradiation, and may play a key role in protecting against generalized radiation injury.”

“These new results add to, and are consistent with, the positive indications towards opaganib’s radioprotective capabilities reported in the recent peer-reviewed International Journal of Molecular Sciences (IJMS) publication and support further studies of opaganib in this indication,” said Dr Mark Levitt, MD, PhD, Chief Scientific Officer at RedHill. “Our assessment of the pathway towards approval, and following recent discussions with key government agencies, gives us an understanding of the progress already made, and of the areas of ongoing work still to be completed, which we believe can be done in an expedited manner given the prevailing need for new radioprotective treatment options.”

Recently published, U.S. government funded results, from eight preclinical studies and additional experiments, indicate opaganib’s potential as a nuclear radiation injury therapeutic for homeland security material threat medical countermeasures (MCM) and for antitumor radiotherapy. These results indicate that opaganib may protect normal tissue from damage due to ionizing radiation exposure or cancer radiotherapy, improve antitumor activity and response to chemoradiation, and enhance tolerability and survival.

Opaganib is a novel oral small molecule sphingosine kinase 2 (SK2) inhibitor that is potentially suitable to current government research priorities for material threat medical countermeasures suitable for central stockpiling for use in mass casualty nuclear radiation incidents. Opaganib can be administered 24 hours or later after radiation exposure, is highly stable with a more than five-year shelf-life, easy to administer and distribute, and demonstrated its clinical safety profile in various human clinical studies and expanded access uses in other indications.

Multiple discussions with government agencies in the U.S. and internationally are ongoing regarding funding and medical countermeasure development pathways.

Sponsors of approved medical countermeasures product applications may be eligible for a medical countermeasure Priority Review Voucher.

About Opaganib (ABC294640)
Opaganib a new chemical entity, is an orally administered, first-in-class proprietary selective inhibitor of sphingosine kinase-2 (SK2) with suggested anti-inflammatory, anticancer, radioprotective and antiviral activity.

Opaganib is thought to work through the inhibition of multiple pathways, the induction of autophagy and apoptosis, and disruption of viral replication, through simultaneous inhibition of three sphingolipid-metabolizing enzymes in human cells (SK2, DES1 and GCS).

In an oncology & radiological setting, opaganib has been observed to elevate certain ceramides and reduces sphingosine 1-phosphate (S1P) in cells, conditions that increase the antitumor efficacy of radiation while concomitantly suppressing inflammatory damage to normal tissue, leading to the potential to suppress toxicity from unintended ionizing radiation (IR) exposure and improve patient response to chemoradiation. Opaganib has received Orphan Drug designation from the U.S. FDA for the treatment of cholangiocarcinoma and is being evaluated in a Phase 2a study in advanced cholangiocarcinoma. Patient accrual, treatment and analysis in a prostate cancer study is ongoing. Opaganib has a Phase 1 chemoradiotherapy study protocol ready for IND submission.

Opaganib has demonstrated broad-acting, host-directed, antiviral activity against SARS-CoV-2, multiple variants, and several other viruses, such as Influenza A. Being host-targeted, and based on data accumulated to date, opaganib is expected to maintain effect against emerging viral variants. In prespecified analyses of Phase 2/3 clinical data in hospitalized patients with moderate to severe COVID-19, oral opaganib demonstrated improved viral RNA clearance, faster time to recovery and significant mortality reduction in key patient subpopulations versus placebo on top of standard of care. Data from the opaganib global Phase 2/3 study has been submitted for peer review and recently published in medRxiv.

Opaganib has also shown positive preclinical results in renal fibrosis, and has the potential to target multiple oncology, radioprotection, viral, inflammatory, and gastrointestinal indications.

About RedHill Biopharma
RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on gastrointestinal and infectious diseases. RedHill promotes the gastrointestinal drugs, Movantik® for opioid-induced constipation in adults3, Talicia® for the treatment of Helicobacter pylori (H. pylori) infection in adults4, and Aemcolo® for the treatment of travelers’ diarrhea in adults5. RedHill’s key clinical late-stage development programs include: (i) RHB-204, with an ongoing Phase 3 study for pulmonary nontuberculous mycobacteria (NTM) disease; (ii) opaganib (ABC294640), a first-in-class oral broad-acting, host-directed, SK2 selective inhibitor targeting multiple indications, including for pandemic preparedness, with a Phase 2/3 program for hospitalized COVID-19 and a Phase 2 program in oncology and a radiation protection program ongoing; (iii) RHB-107 (upamostat), an oral broad-acting, host-directed serine protease inhibitor with potential for pandemic preparedness and is in Phase 3-stage development as treatment for non-hospitalized symptomatic COVID-19, and targeting multiple other cancer and inflammatory gastrointestinal diseases; (iv) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; and (v) RHB-102, with positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D. More information about the Company is available at www.redhillbio.com/ twitter.com/RedHillBio.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include the risk that opaganib will not be shown to elevate ceramide and reduce sphingosine 1-phosphate (S1P) in cells, increasing the antitumor efficacy of radiation while concomitantly suppressing inflammatory damage to normal tissue, leading to the potential to suppress toxicity from unintended ionizing radiation (IR) exposure and improve patient response to chemoradiation in an oncology & radiological setting, the risk that the FDA does not agree with the Company’s proposed development plans for opaganib for any indication, the risk that observations from preclinical studies are not indicative or predictive of results in clinical trials, the risk that opaganib will not be shown to be broad acting, host-directed candidate therapies for pandemic preparedness, the risk that a pivotal Phase 3 trial for opaganib will not be initiated or that such trial be successful and, even if successful, such study and results may not be sufficient for regulatory applications, including emergency use or marketing applications, and that additional COVID-19 studies for opaganib are required by regulatory authorities to support such potential applications and the use or marketing of opaganib for COVID-19 patients, that opaganib will not be effective against emerging viral variants, as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates and Talicia®; (v) the Company’s ability to successfully commercialize and promote Movantik®, Talicia® and Aemcolo®; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build and sustain its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and commercial products and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company’s expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse events using investigative drugs under the Company's Expanded Access Program; and (xiv) competition from other companies and technologies within the Company’s industry. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on March 17, 2022, and the Company’s Report on Form 6-K filed with the SEC on November 10, 2022. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

Company contact: Adi Frish Chief Corporate & Business Development Officer RedHill Biopharma +972-54-6543-112 adi@redhillbio.com

Category: R&D

1 Opaganib is an investigational new drug, not available for commercial distribution.
2 Maines LW, Schrecengost RS, Zhuang Y, Keller SN, Smith RA, Green CL, Smith CD. Opaganib Protects against Radiation Toxicity: Implications for Homeland Security and Antitumor Radiotherapy. International Journal of Molecular Sciences. 2022; 23(21):13191. https://doi.org/10.3390/ijms232113191.
3 Movantik® (naloxegol) is indicated for opioid-induced constipation (OIC). Full prescribing information see: www.movantik.com
4 Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is indicated for the treatment of H. pylori infection in adults. For full prescribing information see: www.Talicia.com.
5 Aemcolo® (rifamycin) is indicated for the treatment of travelers’ diarrhea caused by noninvasive strains of Escherichia coli in adults. For full prescribing information see: www.aemcolo.com.